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05038665

SECURI... ...ISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING RECEIVED MAR 01 2005 WASH, D.C. 202 SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 65985

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINNING 11/4/03 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MarLon Distributors, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Connecticut Ave.
(No. and Street)

Norwalk	CT	06854
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Johnson **203-855-8450**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP **Ernst & Young LLP**
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/17

OATH OR AFFIRMATION

I, Steven N. Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of MarLon Distributors, Inc., as of 31 December, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

JEFFREY A GARCEAU
Notary Public, State of Connecticut
No. 136850
Qualified in Connecticut
Commission Expires December 31, 2008

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

MarLon Distributors, Inc.

Period from November 4, 2003 (commencement of operations) to December 31, 2004
with Report and Supplementary Report of Independent Auditors

MarLon Distributors, Inc.

Financial Statements
and Supplementary Information

Period from November 4, 2003 (commencement of operations) to December 31, 2004

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Stockholder of
MarLon Distributors, Inc.

We have audited the accompanying statement of financial condition of MarLon Distributors, Inc. (the "Company") as of December 31, 2004, and the related statements of operations, changes in stockholder's equity and cash flows for the period from November 4, 2003 (commencement of operations) to December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MarLon Distributors, Inc. at December 31, 2004, and the results of its operations and its cash flows for the period from November 4, 2003 (commencement of operations) to December 31, 2004 in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 25, 2005

MarLon Distributors, Inc.

Statement of Financial Condition

December 31, 2004

Assets	
Cash and cash equivalents	$ 14,163
Due from Parent	12,126
Total assets	$ 26,289
Liabilities and stockholder's equity	
Liabilities:	
Due to Parent	$ 1,668
Total liabilities	1,668
Equity:	
Common stock, $.001 par value: authorized 10,000 shares, issued 300 shares	-
Additional paid-in capital	70,720
Accumulated deficit	(46,099)
Total stockholder's equity	24,621
Total liabilities and stockholder's equity	$ 26,289

See accompanying notes to financial statements.

MarLon Distributors, Inc.

Statement of Operations

Period from November 4, 2003 (commencement of operations) to December 31, 2004

Revenues	
Commissions	$ 72,758
Total revenues	72,758
Expenses	
Compensation expenses	60,631
Administrative services	20,388
Professional fees	30,504
Registration and regulatory fees	4,811
Dues and subscriptions	1,240
Other	1,283
Total expenses	118,857
Net loss	$ (46,099)

See accompanying notes to financial statements.

MarLon Distributors, Inc.

Statement of Changes in Stockholder's Equity

Period from November 4, 2003 (commencement of operations) to December 31, 2004

	Total	**Common Stock**	**Additional Paid-in Capital**	**Accumulated Deficit**
Balances at November 4, 2003 (commencement of operations)	$ 20,000	$ -	$ 20,000	$ -
Capital contribution:				
Cash	10,000	-	10,000	-
Liabilities	40,720	-	40,720	-
Net loss	(46,099)	-	-	(46,099)
Balances at December 31, 2004	$ 24,621	$ -	$ 70,720	$ (46,099)

See accompanying notes to financial statements.

MarLon Distributors, Inc.

Statement of Cash Flows

Period from November 4, 2003 (commencement of operations) to December 31, 2004

Cash flows from operating activities	
Net loss	$ (46,099)
Adjustments to reconcile net loss to net cash used in operating activities:	
Liabilities assumed by Parent	40,720
Changes in assets and liabilities:	
Due from Parent	(12,126)
Due to Parent	1,668
Net cash used in operating activities	(15,837)
Cash flows from financing activities	
Capital contribution	10,000
Net cash provided by financing activities	10,000
Decrease in cash and cash equivalents	(5,837)
Cash and cash equivalents at beginning of period	20,000
Cash and cash equivalents at end of period	$ 14,163
Supplemental schedule of non-cash activities	
Capital contributions of liabilities assumed by Parent	$ 40,720

See accompanying notes to financial statements.

1. Organization

On November 4, 2003, the National Association of Securities Dealers ("NASD") approved the application of MarLon Distributors, Inc. (the "Company") to operate as a registered broker-dealer. The Company is registered with the Securities and Exchange Commission ("SEC") under Section 15(b) of the Securities Exchange Act of 1934. The Company was incorporated as Marathon Capital Management, Inc. ("Marathon Capital") on November 21, 1986 and remained inactive until the Company received its broker-dealer license approval on November 4, 2003. Marathon Capital changed its name to "MarLon Distributors, Inc." on May 6, 2003.

Marathon Asset Management Investments (Services) Limited (the "Parent") is the sole stockholder of the Company. The Parent is an owner-managed global equity investment firm based in London. On May 6, 2003, the Parent made an initial capital contribution of $20,000 to the Company.

As per the Selling Agreement dated September 17, 2003 (the "Selling Agreement"), the Company has the nonexclusive right to solicit subscriptions to units of limited liability company interest, beneficial trust ownership interest and/or limited partnership interest in one or more private collective investment vehicles offered by the Parent (the "Units"). Currently, the Company has one institutional client.

2. Significant Accounting Policies

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Commissions are recorded on an accrual basis. The Parent charges its investors approximately 95 basis points of assets under management in the Units as investment management fees (the "Management fees"). The Company, in exchange for soliciting the Units in the United States of America, receives 18% of the Management fees as commission revenues ("the Commissions") from the Parent (based on actual Units solicited by the Company). The Company pays a share of the Commissions to its sole employee as compensation. During the period from November 4, 2003 (commencement of operations) to

2. Significant Accounting Policies (continued)

December 31, 2004, the Company solicited Units to one institutional retirement plan and earned $72,758 as the Commissions.

3. Taxes

The Company has not accrued for any income taxes as it has incurred a loss in the period from November 4, 2003 (commencement of operations) to December 31, 2004. No deferred tax assets are recorded in connection with the Company's net operating losses.

4. Related Parties

The Company has the nonexclusive right to solicit the Units, for which the Company receives Commissions from the Parent. All revenues of the Company consist of the Commissions and all receivables on the statement of condition are due from the Parent for the Commissions.

The Company entered into a service agreement (the "Service Agreement") on January 26, 2004 with the Parent. Per the Service Agreement, the Parent provided office, payroll and administrative services and also provides for the Company's employee benefits in exchange for a fixed monthly fee of $1,872. In October 2004, the Company renegotiated the terms of the Service Agreement with the Parent and the value of the monthly services provided by the Parent was recalculated at $556. The total fees as per the Service Agreement for the period ended December 31, 2004 were $20,388, and are disclosed in the statement of operations as administrative fees.

The Service Agreement provides that the obligation of the Company to pay any such service fee to the Parent shall be forgiven if such obligation should otherwise cause the Company's net capital to fall below 120% of its minimum net capital requirement under SEC Rule 15c3-1. On May 31, 2004 and on September 30, 2004, the Parent forgave liabilities of $10,000 and $8,720, respectively. The Parent's forgiveness of these liabilities reduced the balance due from the Company to the Parent from $20,388 to $1,668. In addition, the Parent has assumed liability for paying certain professional fees of $22,000.

5. Net Capital Requirements and other Regulatory requirements

As a registered broker-dealer and member of the NASD, the Company is subject to the Uniform Net Capital requirement of the SEC under Rule 15c3-1. As permitted by the rule, a broker or dealer that does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers and does not engage in any of the activities described in paragraphs (a)(2)(i) through (v) of the Rule, shall maintain net capital of not less than $5,000. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (or 8 to 1 for 12 months after commencing business as a broker-dealer).

At December 31, 2004, the Company had net capital of $12,495, which was $7,495 in excess of the amount required to be maintained at that date. The Company's ratio of aggregate indebtedness to net capital was .133 to 1.

Advances, dividend payments, and other equity withdrawals by the Company are subject to certain notification and other provisions of the Uniform Net Capital Rule 15c3-1 of the SEC and other regulatory bodies.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

6. Compensation expense

The Company pays an employee compensation fees based on a fixed percentage of commissions. These compensation expenses are calculated as 83.33 % of the Commission from the Parent. Total compensation fees to the employee were $60,631 and are disclosed as compensation expenses on the statement of operations.

7. Dissolution of the Company

After review of the increased business due to subscriptions to the Units, the Parent informed the Company that it does not need any additional solicitation of the Units. As a result of this decision, the Company has decided to close its business and adopt a plan of dissolution on February 28, 2005.

Supplemental Information

MarLon Distributors, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2004

Stockholder's equity	$24,621
Nonallowable assets, deductions and charges:	
Due from Parent	12,126
Total nonallowable assets	12,126
Net capital	12,495
Minimum net capital required, the greater of $5,000 or 6⅔% of aggregate indebtedness of $1,668	5,000
Excess net capital	$7,495
Ratio of aggregate indebtedness to net capital	.133 : 1
Schedule of aggregate indebtedness:	
Due to Parent	$1,668
Total aggregate indebtedness	1,668

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2004 unaudited FOCUS Part II Report.

MarLon Distributors, Inc.

Statement Regarding SEC Rule 15c3-3

December 31, 2004

The Company is exempt from SEC Rule 15c3-3 of the Securities and Exchange Commission under sub-paragraph k(2)(i) – "Special Account for the Exclusive Benefit of Customers Maintained" because it does not carry securities accounts for customers or perform custodial functions relating to customer securities.

Supplementary Report
of Independent Auditors

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Supplementary Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5 of the Securities Exchange Act of 1934

To the Stockholder of
MarLon Distributors, Inc.

In planning and performing our audit of the financial statements of MarLon Distributors, Inc. (the "Company"), for the period from November 4, 2003 (commencement of operations) to December 31, 2004, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the SEC, we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting

principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 25, 2005